NanoAntibiotics

9511 Collins Ave, Suite 807

Surfside, FL 33154 USA

Office: 305-515-4118

September 25, 2013

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NanoAntibiotics, Inc. (the “Company”) Registration Statement on Form S-1 Filed August 15, 2013 File No. 333-190635

Dear Mr. Ingram:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated September 5, 2013 regarding the Company’s Registration Statement on Form S-1 as filed with the Commission on August 15, 2013 (the “Registration Statement”). The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Calculation of Registration Fee

COMMENT 1: We note that the proposed offering price for the common stock underlying the warrants is $0.50, which is also the exercise price of the warrants. Please advise whether the common stock underlying the warrants will be offered at a fixed price of $0.50 or $0.10, as is suggested throughout the prospectus. Please revise your disclosure accordingly.

RESPONSE:	In response to the Commission’s comment, the common stock underlying the warrants will initially be offered by the selling stockholders at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board and/or other comparable marketplaces including, without limitation, the OTC Markets, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. We have revised the Registration Statement in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) throughout Amendment No. 1 to clarify this point.

COMMENT 2: You state in the second paragraph hereunder that the common stock underlying the warrants is “currently fixed at an exercise price of $0.50” but for which the price “may be adjusted from time to time” in accordance with the terms of the warrant. Please explain how the exercise price is fixed if it may be adjusted, or revise your disclosure accordingly.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

RESPONSE:	The Company has revised its disclosure with respect to the Warrants in Amendment No. 1 to clarify that the exercise price of the Warrant is $0.50 per share, subject to adjustments in the event that the Company shall (A) pay a stock dividend or otherwise make a distribution or distributions on shares of its common stock in shares of common stock, (B) subdivide outstanding shares of common stock into a larger number of shares, or (C) combine (including by way of reverse stock split) outstanding shares of common stock into a smaller number of shares, whereby the current exercise price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock outstanding before such event and of which the denominator shall be the number of shares of common stock outstanding after such event, in accordance with the terms of the Warrant.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Prospectus Cover Page

COMMENT 3: Please revise to disclose the selling stockholders’ net proceeds for the total amount of the offering. See Item 501(b)(3) of Regulation S-K.

RESPONSE:	In response to the Commission’s comment, the Company has revised its disclosure to disclose the selling securityholders’ net proceeds for the total amount of the offering in Amendment No. 1.

COMMENT 4: We note your disclosure stating that the selling securityholders may sell the shares at varying prices. Please revise your disclosure to indicate that all shares of common stock offered pursuant to this registration statement will be sold at a fixed price until the shares are quoted on the OTCBB or other comparable marketplace.

RESPONSE:	In response to the Commission’s comment, the Company has revised its disclosure to indicate that all shares of common stock offered pursuant to this registration statement will be sold at a fixed price until the shares are quoted on the OTCBB or other comparable marketplace in Amendment No. 1.

Prospectus Summary, page 3

COMMENT 5: We note your disclosure that 39.5% of the total issued and outstanding shares of common stock are held by your officers and directors. However, we note your disclosure on page 35 indicating that at least 80% of your issued and outstanding shares are held by your officers and directors and their immediate family members. Please revise your disclosure here and elsewhere as appropriate to indicate the amount owned by insiders, including family members.

RESPONSE:	We respectfully submit that none of such immediate family members of Elliot Ehrlich are living in the household of Elliot Ehrlich, or are controlled by or under common control with Elliot Ehrlich. Elliot Ehrlich lives independently, is self supporting and does not support any of such family members, and therefore none of such immediate family members have a direct or indirect pecuniary interest in the shares beneficially owned by Elliot Ehrlich.

With respect to Rajah Menon, the immediate family members of Rajah Menon consist of his father, Dr. Krishna Menon, and his sister, Anita Menon. Rajah Menon is married and lives independently from his father and sister. Neither of Mr Menon’s family members is living in the same household as Rajah Menon or is controlled by or under common control with Rajah Menon. Rajah Menon is self supporting and does not support any of his family members, and therefore, none of such immediate family members have a direct or indirect pecuniary interest in the shares beneficially owned by Rajah Menon.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Therefore, the Company has revised its disclosure throughout Amendment No. 1 to indicate that certain immediate family members of our officers and directors own an aggregate 43,870,000 shares, which currently constitutes 50.39% of our common stock, however our officers and directors specifically disclaim any beneficial ownership in such shares in response to the Commission’s comment above.

COMMENT 6: We note your statement that your drug candidates are in the development stage and have been studied in cell-based assays. We further note your disclosure on page 30 that you are currently engaged in pre-clinical testing. Based on your disclosure on page 30 it does not appear that you have any employees aside from your two officers and do not have any properties aside from a home office. Please clarify whether the development of the drug candidates and the pre-clinical testing are being conducted by you or third-parties, including where such studies are being conducted.

RESPONSE:	We do not have any employees at this time. We plan to out-source the manufacture of our research materials, regulatory studies, and clinical trials to outside vendors. As of June 30, 2013, we have been in discussions with chemists for the purpose of developing our antibiotics. In July 2013, we identified a potential chemical compound and engaged a vendor, S&T Global, Inc., in Woburn, MA, for pre-clinical testing. The Company has revised its disclosure in Amendment No. 1 to clarify this point under the subsection entitled “Outsourcing”) in response to the Commission’s comment above.

Risk Factors, page 6

COMMENT 7: We note your disclaimer that the risks and uncertainties described are not the only ones faced, and that risks believed to be less significant could impair your business. We note a similar disclaimer on page 17 regarding other potential risks that “could be important.” Please delete such disclaimers as they suggest to investors that all material risks have not been identified.

RESPONSE:	The Company has deleted such disclaimers in Amendment No. 1 in response to the Commission’s comment above.

Management’s Discussion and Analysis, page 24

COMMENT 8: Please revise to describe the material components of the $17,515 recorded in the statement of operations as selling, general and administrative expenses. We note from page F-6 your disclosure that there were no amounts expended for research and development for the period ended June 30, 2013; however, the disclosure on page 24 appears to suggest otherwise.

RESPONSE:	The Company has revised its disclosure to describe the material components of the $17,515 recorded in the statement of operations as selling, general and administrative expenses in response to the Commission’s comment above.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Capital Resources and Liquidity, page 25

COMMENT 9: We note your statement that you do not have sufficient funds for the next twelve months and must raise cash to implement your strategy and stay in business. Please revise to provide a discussion of: i) the extent to which you are actually using funds in your operations on a monthly basis; and ii) how much is anticipated to be required in order to commence intended operations, including a description of any milestones or timelines related to such commencement. Please expand your disclosure to discuss the extent to which you would “scale back” your development plans if you are unable to raise the additional funds needed.

RESPONSE:	The Company has expanded its disclosure in the Capital Resources and Liquidity section in response to the Commission’s comment above in Amendment No. 1.

Description of Business, page 26

COMMENT 10: We note your use of various industry statistics in this section. Please tell us whether the sources you cite are available to the public or if you commissioned any of the sources cited in this section. Please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

RESPONSE:	In response to the Commission’s comment, we have revised the section entitled “Description of Business” in Amendment No. 1 to indicate the public source of the various industry statistics in this section, and we have attached the same referenced sources to this response letter as Exhibit A which are highlighted and cross-referenced to the appropriate location in Amendment No. 1.

COMMENT 11: We note your use of descriptions and terms that include industry specific jargon. For example, you use the terms “xenobiotic metabolism” and “proteinaceous transporters located in the cytoplasmic membrane.” Please revise to provide context for these terms or a more general description of certain of these processes so a reader not familiar with your industry can understand your disclosure.

RESPONSE:	The Company has revised its disclosure to explain and clarify industry specific jargon in more general terms so a reader not familiar with the industry can understand in response to the Commission’s comment above.

COMMENT 12: Please revise this section to include the need for any government approval of your principal products and the effect of existing or probable governmental regulations on the business. See Items 101(h)(4)(viii) and 101(h)(4)(ix) of Regulation S-K.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

RESPONSE:	The Company has revised this section to include a subsection entitled “Government Regulation and Product Approval” in response to the Commission’s comment above.

COMMENT 13: Please revise this section to disclose the amount spent on research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

RESPONSE:	In response to the Commission’s comment, the Company has revised this section to disclose the amount spent on research and development since inception in Amendment No. 1.

Management, page 31

COMMENT 14: Please disclose whether Mr. Menon is currently employed at Markit.

RESPONSE:	The Company has revised its disclosure to disclose that Mr. Menon is currently employed at Markit on a part-time basis in Amendment No. 1 in response to the Commission’s comment above.

Legal Proceedings, page 31

COMMENT 15: Your disclosure does not appear to cover all of the legal proceedings included in Item 401(f) of Regulation S-K. Please revise your disclosure to include all of the legal proceedings specified, or, in the alternative, delete this disclosure to the extent it is not applicable to your directors or executive officers. See Item 401(e)(1) of Regulation S-K.

RESPONSE:	The Company has deleted the disclosure in Amendment No. 1 as it is not applicable to our directors or executive officers in response to the Commission’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 35

COMMENT 16: Please revise your disclosure to include the address for each of the securityholders listed in this section. Please also indicate by footnote the amount known to be shares with respect to which each person has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 to include the address for each of the securityholders and to clarify, in footnote (1) of that section, that none of the persons listed in such section has the right to acquire beneficial ownership in any other shares of the Company.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Selling Securityholders, page 36

COMMENT 17: We note that you have not included the shares of common stock underlying the warrants held by the selling securityholders in the number of shares beneficially owned prior to the offering. It appears the each of the selling securityholders has the right to acquire beneficial ownership of the common stock underlying the warrants within sixty days, and therefore the shares are considered beneficially owned prior to the offering pursuant to Rule 13d-3(d)(1). Please revise or advise accordingly.

RESPONSE:	The Company has revised its disclosure in Amendment No. 1 to include the shares of common stock underlying the warrants held by the selling securityholders in the number of shares beneficially owned prior to the offering in response to the Commission’s comment above.

Undertakings, page II-3

COMMENT 18: Please remove the undertaking in Item 512(a)(6) of Regulation S-K as it is not applicable to your offering.

RESPONSE:	The Company has removed the undertaking indicated by the Commission in Amendment No. 1 in response to the Commission’s comment above.

COMMENT 19: Please include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:	The Company has added the undertaking indicated by the Commission in Amendment No. 1 in response to the Commission’s comment above.

Exhibit 5.1

COMMENT 20: The opinion states that the Private Placement Shares previously issued were duly authorized for issuance, validly issued, fully paid and nonassessable when issued. Please have counsel revise the opinion to state that the shares are validly issued, fully paid and non-assessable.

RESPONSE:	Company counsel has revised the legal opinion to indicate that the shares are validly issued, fully paid and non-assessable in Exhibit 5.1 to Amendment No. 1 in response to the Commission’s comment.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

The Company acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust this response satisfactorily responds to your request. Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Elliot Ehrlich

Elliot Ehrlich

Chief Executive Officer

cc: Matthew Ogurick, Esq., K&L Gates LLP

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

EXHIBIT A

(1)	From the subsection entitled “The Need For New Broad Range Antibiotics”:

http://www.prweb.com/releases/antibiotics/anti_infectives/prweb4688824.htm

Global Antibiotics Market to Reach US$40.3 Billion by 2015, According to New Report by Global Industry Analysts, Inc.

GIA announces the release of a comprehensive global report on Antibiotics market. The global market for Antibiotics is forecast to reach US$40.3 billion by the year 2015, propelled by intensive research in new areas of treatment, favorable regulatory environment and emergence of new drug classes. In addition, huge investments ploughed into R&D will aid in new breakthroughs and technological developments.

“Antibiotics: A Global Strategic Business Report”

San Jose, CA (Vocus) October 25, 2010

The antibiotics market is witnessing an increase in the number of new product innovations, due to huge amount of money being invested in the R&D activity. Growth in the market is forecast to be driven by various emerging regulatory trends aimed at controlling the problem of antibiotic resistance. Restricting the use of those drugs posing serious resistance issues is bound to have an advantageous impact, since proliferation of new antibiotics would encourage growth in the market. In addition, emerging classes of drugs entering the market are offsetting lackluster growth in the antibiotics market. A variety of new drugs with improved effectiveness and reduced resistance have already made a foray into the market, while several others are in the pipeline. Bright spots in an otherwise lackluster antibiotics market include glycopeptides (Vancomycin, Teicoplanin) and Oxazolidinones (Pfizer’s Zyvox).

The global anti-infectives market is set to grow, riding on the gains made by anti-viral and anti-bacterial sectors. Such a scenario allows worldwide pharmaceutical firms to expand their operations, particularly in high-growth markets. Demand for anti-bacterials across the world is witnessing a steady growth. A constant rise in elderly population has contributed substantially to the rising severity and incidence of bacterials infections among the populace. Of the total affected population, nearly one-fifth of the patients suffer from hospital-acquired infections. In the US alone, about 90 thousand people die each year due to such infections. The growing resistance of pathogens, leading to virulent forms of infection that are difficult to treat, further complicates the situation.

Despite the growth trends anticipated for the global antibiotics market, its long-term success is primarily impacted by two key factors - antibiotic resistance and generic competition. Antibiotic resistance, which compels reduction in the usage of antibiotics, represents the primary market inhibitor. Increasing resistance even to strong antibiotics is resulting in incurable diseases. One of the major drawbacks of the industry is the inability to discover completely new antibiotics – so far only antibiotics discovered few decades ago have been modified to produce new generic forms. In recent times, there has been a decline in antibiotic prescriptions for respiratory related infections. Another factor that could have a strong

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

bearing on the market over the next five to seven years is the rising generic competition. Market for antibacterial drugs is forecast to experience restricted growth as a result of patent expiries of antibiotic products from leaders such as Abbott, AstraZeneca, Johnson & Johnson, Merck, and Wyeth. In order to remain competitive in the market, many companies are engaged in the development of anti-MRSA treatments, which can also be used with traditional antibiotics. The market would also witness the introduction of many antibiotic products, which are currently in the clinical trial stage. One of the major causes for the increasing antibiotic-resistance is the inappropriate usage of antibiotics. Several doctors tend to prescribe antibiotic drugs to cure viral infections, making them ineffective against other related infections.

The US is the single largest market for Antibiotics, trailed by Europe and Asia-Pacific, as stated by the new market research report on Antibiotics. Asia-Pacific, driven by India and China also represents the most promising market, slated to expand at the overall highest compounded growth rate through 2015.

Other Antibiotics represents the largest and fastest product segment in the worldwide antibiotics market. The segment comprises of new drug classes such as Aminoglycosides, Tetracyclines, Sulfonamides and other future product launches. The market is also forecast to grow at the healthiest and fastest CAGR for the assessment years 2007-2015. In terms of sheer size, Cephalosporin and Quinolones make up the other significant product segments.

The global Antibiotics market is highly competitive, with major players competing fiercely with each other as well as with generic companies. Companies’ success largely depends on blockbuster drugs with proven effectiveness against bacteria and lesser resistance. Major market participants include Abbott Laboratories, Astellas Pharma, Inc, Bayer HealthCare AG, Bristol-Myers Squibb Co., Cubist Pharmaceuticals, Inc., Daiichi Sankyo Company, Limited, Eli Lilly and Co., GlaxoSmithKline Plc, Johnson & Johnson, Kyorin Pharmaceutical Co., Ltd, LG Life Sciences Limited, MiddleBrook™ Pharmaceuticals, Inc, Novartis AG, Pfizer Inc., Pliva d.d., Roche, Sanofi-Aventis SA, Takeda Pharmaceutical Company, Ltd and Toyama Chemical Co., Ltd.

The report titled “Antibiotics: A Global Strategic Business Report” announced by Global Industry Analysts Inc., provides a comprehensive review of industry overview, market dynamics, competition, research findings, FDA approvals/patents, recent industry activity, and profiles of market players worldwide. Analysis and overview is presented for major geographic markets such as US, Canada, Japan, Europe, Asia-Pacific and Rest of World. Market analytics are provided in terms of dollars (value) for product segments including Penicillin, Cephalosporin, Macrolide, Quinolones, Carbapenems and Other Antibiotics. The study also presents historic data for an insight into market evolution over the period 2000 through 2006.

For more details about this comprehensive market research report, please visit –
http://www.strategyr.com/Antibiotics_Market_Report.asp

About Global Industry Analysts, Inc.
Global Industry Analysts, Inc., (GIA) is a reputed publisher of off-the-shelf market research. Founded in 1987, the company is globally recognized as one of the world’s largest market research publishers. The company employs over 800 people worldwide and publishes more than 1200 full-scale research reports each year. Additionally, the company also offers thousands of smaller research products including company reports, market trend reports, and industry reports encompassing all major industries worldwide.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Global Industry Analysts, Inc.
Telephone 408-528-9966
Fax 408-528-9977
Email press(at)StrategyR(dot)com
Web Site http://www.StrategyR.com/

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(2) From the subsection entitled “The Need For New Broad Range Antibiotics”:

http://www.sec.gov/Archives/edgar/data/1356857/000119312513105369/d444102d10k.htm

There is a significant need for new antibiotics to treat serious Gram-positive infections, due primarily to the growing incidence of drug resistance to currently marketed antibiotics. By far the most prevalent resistant Gram-positive bacterial pathogen in the hospital and community today is MRSA. The market for antibiotics approved to treat MRSA is growing rapidly. According to IMS Health and other publicly available data, the total United States sales of the six antibiotics approved to treat MRSA is estimated to have grown from $778 million in 2005 to $1.85 billion in 2012. We believe that this market will continue to grow rapidly due to several factors:

(3) From the subsection entitled “The Need For New Broad Range Antibiotics”:

(Pfizer drugs are highlighted in yellow and Cubicin is in green)

http://www.pfizer.com/files/investors/presentations/q4performance_013112.pdf

(please see attached document)

http://www.businesswire.com/news/home/20120119006371/en/Cubist-Pharmaceuticals-Reports-2011-Fourth-Quarter-Full

The three major branded antibiotics used for the treatment of serious infections, Zyvox (linezolid), Cubicin (daptomycin) and Tygacil (tigecycline), generated U.S. sales in 2011 of $640 million, $699 million and $148 million, respectively

As previously announced, fourth quarter 2011 total CUBICIN net product revenues were $200.9 million, up 25% over fourth quarter 2010, and full year total CUBICIN net product revenues were $735.5 million, up 18% over 2010. Cubist’s share of full year 2011 international product revenues was $36.7 million (unaudited), which represents a 45% increase over $25.3 million of revenues in 2010.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

From the subsection entitled “Major Targets of our Candidates”:

(4) http://infectiousdiseases.about.com/od/rarediseases/a/rising_superbug.htm

Superbugs on the Rise

From Ingrid Koo, Ph.D., former About.com Guide

Updated July 16, 2012

Reviewed by a board-certified health professional. See About.com's Medical Review Board.

A superbug is a term used in the lay-media to describe a strain of bacteria that is resistant to most prescribed antibiotics. These emerging strains of bacteria can be pretty frightening, since treatments for infection are usually very limited. Keep reading to find out which kinds of infectious bacteria have developed antibiotic resistance and are now considered Superbugs.

What are Some Emerging Superbugs?

Methicillin-resistant Staphylococcus aureus (MRSA)

Staphylococcus aureus (or informally referred to as “Staph”) manifests itself in many ways, but is probably most famously known as “flesh-eating bacteria”. About 25% to 30% of the general population is colonized with Staph in their nose or on the surface of their skin, but if it finds its way beyond the skin barrier, it can cause a variety of infections, ranging from minor skin infections, including pimples or boils, to more serious infections that can lead to fatal outcomes, such as pneumonia or sepsis.

For many years, penicillin and methicillin were considered excellent treatments for Staph infections. Strains of Staph that are resistant to methicillin were first observed in hospitals and other healthcare facilities. However, in recent years, community-associated MRSA has become more prevalent. A recent article in JAMA estimated that in 2005, MRSA infected nearly 9,000 Americans, in whom 1 in 5 infections were deadly.

Drug-resistant tuberculosis (MDR- and XDR-TB)

Tuberculosis, also known as “consumption”, is a horrific wasting disease that is acquired by inhalation into the lungs, where it can cause disease (pulmonary tuberculosis), but can spread to other organs in the body, resulting in various presentations (meningitis, Pott's Disease, etc.). Prior to the discovery of antibiotics, tuberculosis was untreatable. However, even with the widespread use of antibiotics that began in the 1940s, multidrug-resistant tuberculosis (MDR-TB) has emerged and is a leading cause of death, particularly among HIV-infected individuals. MDR-TB is caused by strains of Mycobacterium tuberculosis that are resistant to at least the antibiotics isoniazid and rifampicin. A subset of MDR-TB, extensively drug-resistant tuberculosis (XDR-TB), is caused by rare strains that are resistant to isoniazid and rifampicin, as well as second-line (or follow-up) medications. Both MDR- and XDR-TB are rare in the U.S., but individuals with HIV are at greatest risk for getting infected.

Drug-resistant Enterococcus

Enterococcus faecalis and Enterococcus faecium are found in the bowel and female genital tract and can cause urinary tract infections, blood infections, and meningitis. Enterococci can cause fatal infections in individuals with compromised health, such as infants and the elderly. Several strains of drug-resistant enterococci have emerged in the last 30 years, including those that are resistant to penicillin, vancomycin, and linezolid.

Jay Ingram

United States Securities and Exchange Commission

September 25, 2013

Drug-resistant Streptococcus pneumoniae

Streptococcus pneumoniae is a common cause of ear infections in children, meningitis, systemic infection, and pneumonia. Strains that are resistant to penicillin and other penicillin-like antibiotics have increased over the last 30 years and are responsible for a large percentage of death and sickness in the U.S.

Other

Antibiotic resistance is being detected in many different bacterial species at alarming rates. Other bacterial strains with reported antibiotic resistance include, but are not limited to, Pseudomonas aeruginosa (an “opportunistic pathogen” that infects immunocompromised individuals), Streptococcus pyogenes (another species of flesh-eating bacteria and the cause of strep throat, impetigo, and scarlet fever) and Proteus vulgaris (a cause of many urinary tract infections).

Sources:

Community-Associated MRSA Information for the Public. CDC. 11 August 2008

Klevens, R. Monina, et al. ”Invasive Methicillin-Resistant Staphylococcus aureus Infections in the United States”. JAMA 2007 298:1763-1771. 30 July 2008.

Fact Sheet. Multidrug-Resistant Tuberculosis (MDR TB) . Division of Tuberculosis Elimination. CDC. 11 August 2008

Fact Sheet. Extensively Drug-Resistant Tuberculosis (XDR TB) . Division of Tuberculosis Elimination. CDC. 11 August 2008

Hyucke, Mark M, Daniel F. Sahm, and Michael S. Gilmore ”Multiple-Drug Resistant Enterococci: The Nature of the Problem and an Agenda for the Future”. Emerging Infectious Diseases Apr-Jun 1998 4:239-249. 30 July 2008.